July 21, 2011
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	SMSA Treemont Acquisition Corp. Form 8-K Filed on May 16, 2011 File No. 000-54096
Dear Mr. Kim:
We thank the Staff for its comment letter of June 23, 2011 relating to the Form 8-K filed on May 16, 2011. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 1 to the above referenced Form 8-K (“Amendment No. 1”).
For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.
Entry into a Material Definitive Agreement, page 3
1.
Please remove the language in the last sentence of Item 1.01 of your current report that references to the Share Exchange Agreement are “qualified in its entirety by reference to the provisions of the document filed as Exhibit 2.1 ...“Your current report should provide disclosure of all the material terms of the Share Exchange Agreement and any other material agreement filed as an exhibit.

This language has been removed.
Completion of Acquisition or Disposition of Assets, page 2
2.
Please revise your Corporate History section to describe the corporate history of your operating subsidiaries. Also, please describe your relationship with your affiliates Shandong Runyin Bio-chemical Co., Ltd., Ruixing Group Co., Ltd., and Shandong Xinrui Chemical Devices Co., Ltd., which are briefly described on page F-19.

The section entitled Our Corporate History has been revised on page 4 of Amendment No. 1. The requested language regarding the affiliated companies has been added on pages 4-5 of Amendment No. 1.

3.
Please revise to explain the roles of John Zhang the signatory of the May 12, 2011 merger agreement and the New Fortress Group, Ltd. It is unclear how the May 12, 2011 and May 13, 2011 merger agreements are related.

The Staff is advised that the May 12, 2011 share purchase transaction between New Fortress Group, Ltd. and SMSA as disclosed in the current report of the same date was effected in consideration of New Fortress Group, Ltd.’s assistance to SMSA in assessing the merits of the share exchange transaction with Xiangrui Pharmaceutical International, Limited. New Fortress Group, Ltd. assisted SMSA in its due diligence assessment of Xiangrui Pharmaceutical International, Limited by providing an in country review of its facilities and operations. Neither New Fortress Group, Ltd. nor its controlling shareholder, John Zhang, are affiliates of Xiangrui Pharmaceutical International, Limited. New Fortress Group, Ltd. has no continuing relationship with either SMSA or Xiangrui Pharmaceutical International, Limited, except in its capacity as a shareholder of the Company.

4.	Please revise to clarify the approximate share ownership percentage of the four shareholders of Shandong Xiangrui.

The requested language has been added to the section entitled Shandong Xiangrui on page 4 of Amendment No. 1.

5.	We note your short descriptions of your VIE agreements on pages three and four. Please revise here or where appropriate to provide a description of all of the material terms of these agreements.

The requested language has been added to the section entitled VIE Arrangements on page 5 of Amendment No. 1.

6.	Please revise page four to identify the person designated by WFOE to receive the shareholder rights of Shandong Xiangrui under the Proxy Agreement.

The Proxy Agreement does not specify who the proxy will be.

7.
We note the “consulting services fee” referenced in the fourth paragraph on page four. Please revise to clarify. For example, it is unclear if this is the fee that confers on you, as the 100% equity owner of WFOE the right to receive the revenues of your operating company Shandong Xiangrui.

The requested language has been added to the section entitled VIE Arrangements — Equity Interest Pledge Agreement on page 6 of Amendment No. 1.

8.
Please revise to describe the material terms of the Option Agreements that are briefly described on page 17 and filed as Exhibits 10.39 through 10.42. Also, please clarify how the ownership of the Company will change upon the exercise of these options.

The requested language has been added to the section entitled Option Agreements on page 7 of Amendment No. 1.

9.	Please revise to clarify any material relationships between Messrs. Wang Xuchun, Huang Lingfa, Qiao Binglong, and Chongxin Xu with any of your members of your management or affiliates.

The material relationship between Mr. Chongxin Xu with any members of our management or affiliates has been disclosed under Item 1.01 on page 3 to Amendment No. 1.

The material relationships between Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao, and Mr. Chongxin Xu with any members of our management or affiliates have been disclosed in the following sections of Amendment No. 1: Our Corporate History on page 4, Option Agreements on page 7, and Directors and Executive Officers — Family Relationships on page 36.

10.
Please revise to provide a discussion of whether and why the VIE contractual arrangements were necessary for foreign investors to own Shandong Xiangrui. For example it appears that your industry is subject to specific restrictions to foreign ownership by PRC agencies, such as MOFCOM or the NRDC. Please disclose the regulatory environment or restrictions that necessitated the VIE structure.

The requested language has been added to the section entitled VIE Arrangements on page 5 of Amendment No. 1.
Description of Business, page 3
11.
Please revise to identify the source of the industry statistics listed on page five. You should provide the author(s), title, name of the publication or source, and indicate if they are publicly available.

The requested language has been added on page 8 of Amendment No. 1 under the first paragraph of the section entitled Competitive Strengths. The publication in question was drafted by the research team of the institution rather than a particular author.

12.	Please clarify whether you have a website or advise.

We do not yet have a website.

13.	On page 21, you disclose that you will introduce two new products, MSG and PDO. Please revise to further clarify these products and their status. See Items 10 1(h)(4)(1) and (iii) of Regulation S-K.

The requested language has been added on page 25 of Amendment No. 1 under the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

14.
Please revise to provide the Company’s competitive position in the industry and methods of competition, as required by Item 101 (h)(4)(iv) of Regulation S-K. You indicate on page six that there are only a “few” corn processing companies within 50 kilometers of your facilities: you also indicate on page nine that you operate in a highly competitive environment. In this regard, it is unclear to what extent your business is subject to competition from local corn processor versus corn processors located in other areas of the country or outside of China.

The statement that there are only a few corn processing companies within 50 kilometers of our facilities emphasizes the preferential location of our facilities to the source of raw materials as compared to other corn processing companies; the statement that we operate in a highly competitive environment refers to the general market conditions for the final products. However, to avoid any confusion, we have deleted the statement that “there are few corn processing companies within a radius of 50 km” in the section entitled “Raw Materials” on page 9 of Amendment No. 1.

Please also refer to our amended disclosure under the section entitled Competitive Strengths on page 8 of Amendment No. 1.

15.
Please revise to provide the material terms of your patent and trademark licenses with the Ruixing Group, if material. Also, please explain how your Upflow Anaerobic Sludge Blanket license, as described on page seven, relates to your business, if material.

The requested language has been added to the section entitled Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements on page 10 of Amendment No. 1.

A full translation of the Patent License Agreement has been filed as Exhibit 10.2 to Amendment No. 1. A full translation of the Trademark License Agreement has been filed as Exhibit 10.1 to Amendment No. 1.

16.
Please revise to provide the estimated amount spent during the last two fiscal years on research and development, and if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

The requested language has been added to the new section entitled Research and Development on page 9 of Amendment No. 1.

17.
Please revise to provide the disclosures required by Items 101 (h)(4)(viii) and (ix), as it relates to the business of Jaifu Health in this section. In particular, please revise to identify any licenses or approvals that are needed to operate your business. We note various disclosures regarding the regulatory environment in the risk factor section.

Jaifu Health has no relation to us and was not disclosed in the Form 8-K.

18.
In this regard, please revise your discussion of PRC requirements to also address your particular circumstances. For example. on page seven you discuss the requirement that FIEs in China must set aside at least 10% of their after-tax profit until a certain amount is reached, but your particular dividend and registered capital status is unclear. As another non-exclusive example, we note the reference in the last paragraph on page 16 to a requirement that PRC subsidiaries “coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents.” Please revise accordingly.

The relevant discussion has been revised in the following sections of Amendment No. 1:

Government Approvals and Regulations on pages 11 to 13; and Risk Factors — “Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us” on page 21.

Risk Factors, page 8
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting we ask that you provide us with information that will help us answer the following questions.
How do you maintain your books and records and prepare your financial statements?
19.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

We do not maintain our books and records in accordance with U.S. GAAP. Please also refer to our responses to questions 20-24 below.

20.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We maintain our books and records in accordance with PRC GAAP. We engaged PKF International (Shanghai) Limited, or PKF Shanghai, to work with us to convert our books and records from PRC GAAP to U.S. GAAP.

The requested disclosure in relation to internal control has been added to the section entitled Risk Factors — “We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors” on page 19 of Amendment No. 1.

21.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control:

b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP:

c)	the nature of his or her contractual or other relationship to you:
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant: and
e)
about his or her professional experience. including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Our CFO is primarily responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control. Our current CFO was recently appointed on July 12, 2011. He has passed the CPA exams in both China and the United States and has substantial experience in the accounting and finance industry. The qualification and experience of our current CFO has been provided in details on page 36 of Amendment No. 1.
22.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting. please tell us:
a)	the name and address of the accounting firm or organization;

b)	the qualifications of their employees who perform the services for your company;

c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)	how many hours they spent last year performing these services for you; and

e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We retain PKF Shanghai to prepare our financial statements and evaluate our internal control over financial reporting. PKF Shanghai’s address is: 2405-2406 CITIC Square, 1168 Nanjing West Road, Shanghai, PRC 200041.

The table below set out the position, qualification, working experience and hours spent by PKF Shanghai’s employees who performed the service for us:

Position	Qualification*	Working Experience	Hours spent
Partner	CICPA, Bachelors	over 18 years experience in the finance field in China, including more than 3 years with Ernst & Young	24

Partner	HKICPA , FCCA, Bachelors	more than 19 years experience in the accounting and finance industry, including 9 years with KPMG and Ernst & Young	40

Senior Manager	AICPA, MBA	more than 8 years experience in the accounting and finance industry including 4 years with PWC in the U.S.	343

Senior Manager	Bachelors	more than 12 years experience in the accounting and finance industry, including 5 years with KPMG	80

Manger	ACCA candidate, Bachelors	more than 6 years experience in the accounting and finance industry	160

Assistant Manger	ACCA candidate, Bachelors	more than 6 years experience in the accounting and finance industry	285

Associate	ASCPA, Masters	more than 3 years experience in the accounting and finance industry	248

Associate	Bachelors	more than 1 year experience in the accounting and finance industry	436

*	Keys:

ACCA — Association of Chartered Certified Accountants

ASCPA — Australian Society of Certified Public Accountants

CICPA — Chinese Institute of Certified Public Accountants

FCCA — Fellow Member of the Association of Chartered Certified Accountants

HKICPA — Hong Kong Institute of Certified Public Accountants
Most of the PKF Shanghai employees who performed services for us are certified public accountants with working experience in the accounting and finance industries. Four personnel also have worked at the big-four accounting firms. Therefore, we believe they are qualified to prepare our financial statements and evaluate our internal control over financial reporting.
The total amount of fees that we paid to PKF Shanghai in advising on the conversion of our financial statements to U.S. GAAP and internal controls was RMB 390,000 (approximately USD 60,000).

23.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting. do not provide us with their names. but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)	how many hours they spent last year performing these services for you; and
c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control Over financial reporting for the most recent fiscal year end.

Please see our response to Question 22 above.
24.	As you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Our current board of directors does not have sufficient knowledge and experience of U.S. GAAP. Please refer to our disclosure under the section entitled Audit and Compensation Committee on page 39 of the Amendment No. 1.

Please also refer to our disclosure under the section entitled Risk Factors — “We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors” on page 19 of Amendment No. 1.

Management’s Discussion and Analysis and Plan of Operation, page 21
Critical Accounting Policies, page 23
25.
We note your critical accounting policies are very similar to your accounting policies in the notes to the consolidated financial statements. Please revise your discussion of critical accounting policies to supplement, rather than duplicate, your accounting policies. For example, a discussion of consolidation of variable interest entities should present your methodology for determining you are the primary beneficiary including significant judgments and assumptions. Please see SEC release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

The revised disclosure has been made to the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates on pages 27-28 of Amendment No. 1.

Results of Operations, page 25
General
26.
We note your plans to expand your corn starch production capacity in 2011 with estimated capital expenditures of $12 million. Please expand your liquidity disclosure to explain how you intend to finance your intended expansion.

We intend to finance our planned expansion out of our operating cash flow. The required disclosure has been made to the section entitled Overview on page 25 of Amendment No. 1. The Liquidity and Capital Resources disclosure has been revised on page 31 of Amendment No. 1.

Results of Operations, page 25
27.
Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods. For example, (i) provide additional detail regarding the underlying factors that contributed to your growth in sales (i.e. the dollar value of changes in price and volume by product line) and (ii ) revise to disclosure the factors that contributed to the decrease in cost of sales as a percentage of revenue by product line.

The revised disclosure has been made to the sections entitled Results of Operations — Revenues / Cost of Goods Sold / Gross Profits on pages 28 to 30 of Amendment No. 1.
Contractual Obligations and Commercial Commitments, page 27
28.	Please revise to disclose the pledge of your land use rights (see Note 7) and the purchase commitments for raw materials (see page 6).

The revised disclosure has been made to the section entitled Contractual Obligations and Commercial Commitments on page 31 of Amendment No. 1. The pledge of our land use rights has also been disclosed in the section entitled Land Use Rights on page 34 of Amendment No. 1.

Operating Activities, page 27
29.
Please expand your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to- year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, notes receivable, notes payables, other payables to third parties, etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350. <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

The revised disclosure has been made to the sections entitled Investing Activities, Financing Activities and Operating Activities, on pages 31-32 of Amendment No. 1.

Investing Activities, page 28
30.
In connection with the comment above we note the change in cash provided from investing activities was mainly due to the release of your restricted cash. Please expand your disclosure to clarify why restricted cash was released and how it relates to other changes in your liquidity (e.g, payment of notes payable).

The revised disclosure has been made to the section entitled Investing Activities on page 32 of Amendment No. 1.

31.
Please revise to provide a Liquidity and Capital Resources section to provide the disclosures required by Item 303(a) of Regulation S-K. You should describe all of your material loans, commitments, leases or financings and the cash needed to fund your operations and contractual obligations.

A new section entitled Liquidity and Capital Resources has been added on page 31 of Amendment No. 1.
Description of Property, page 30
32.
On page 21, you indicate that you will triple your corn processing production at the end of 2011. Please revise this section to clarify the nature of the capital expenditures required to accomplish this goal.

The revised disclosure has been made to the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview on page 25 of Amendment No. 1.
Security Ownership of Certain Beneficial Owners and Management, page 31
33.	Please revise this section to address your Option Agreements, including disclosure required by Item 403(c) of Regulation S-K or advise.

The revised disclosure has been made to the section entitled Security Ownership of Certain Beneficial Owners and Management on page 35 of Amendment No. 1.
Directors and Executive Officers, page 31
34.
We note that you refer to “the Company” in each of the management biographies, but the time periods involved predate your reverse merger. Please revise this section to clarify each person’s title and dates of employment at the reporting company level and at the operating subsidiary level. For example, it is unclear if Mr. Guo Wang has been the CEO of SMSA Treemont since May 13, 2011 and the CEO or general manager of Shandong Xiangrui since 2005.

The revised disclosure has been made to the section entitled Directors and Executive Officers on pages 35 to 36 of Amendment No. 1.

35.	Please revise to provide the term of office for your directors and executive officers, as required by Items 401(a) and (b) of Regulation S-K.

The revised disclosure has been made to the section entitled Directors and Executive Officers on page 36 of Amendment No. 1.

36.
Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve on the board in light of the registrant’s business and structure.

The requested disclosure has been made to the section entitled Directors and Executive Officers on page 36 of Amendment No. 1.

37.
We note the footnote to the table on page 34 and the apparent fact that each of your officers and directors are also employees of the Ruixing Group. Please revise to clarify the percentage of time each member of your management devotes to SMSA Treemont Acquisition Corp. and its subsidiaries.

The revised disclosure has been made to the section entitled Directors and Executive Officers on page 36 of Amendment No. 1.

38.
With a view to disclosure, describe for us potential conflicts of interest by virtue of the shared nature of the executives’ simultaneous duties and obligations to the separate entities, as well as the nature of the entities’ commercial relations with each other. We may have further comment.

The revised disclosure has been made to the sections of Amendment No. 1 entitled Business — Background and History of Xiangrui on page 4, Business — Affiliated Companies on pages 4-5 and Directors and Executive Officers on page 36.

Executive Compensation, page 34
39.	Please revise to address the extent to which compensation for your named executive officers will change in light of the fact you are now a public reporting company.

The revised disclosure has been made to the footnotes of the section entitled Summary Compensation Table — Fiscal Year Ended December 31, 2010, on page 38 of Amendment No. 1.

40.
Please revise to clarify what portion of the salaries figures represent compensation earned or paid by your operating subsidiary Shandong Xiangrui. Also, please revise to clarify what portion of Mr. Qingtai Wang’s salary was paid by the Ruixing Group.

The revised disclosure has been made to the footnotes to the Summary Compensation Table — Fiscal Year Ended December 31, 2010 on page 38 of Amendment No. 1.

Transactions with Related Persons and Director Independence, page 34
41.
Please substantially revise this section to clarify how each related party transaction listed on pages 35 and 36 is a related party transaction. In addition, you should provide the material terms of each transaction, including the prices paid. As a non-exclusive example, it is unclear why the loan agreement with the Bank of Communications for a 5 million loan is a related party transaction. Further, you do not disclose the interest rate or the repayment schedule for this loan.

The revised disclosure has been made to the section entitled Transactions with Related Persons and Director Independence on page 39 of Amendment No. 1.

42.
We note the transactions with related parties referenced on pages F-19 and F-20. Please revise this section to include figures converted into U.S. dollars and reconcile your disclosures here and on pages F-19 and F-20. As a non-exclusive example, you disclose electricity and steam contracts with Shandong Runyin Bio-Chemical Co. Ltd. on page F- 21 that expire on December 31, 2011, but we are only able to locate energy agreements that expire on December 31, 2014 on page 37.

We have based our disclosure of related party transactions in reliance on Item 404 of Regulation S-K. Our company, the registrant, was not and will not be a party to the agreements disclosed on page 39 of Amendment No. 1. However, these agreements involve commercial bank loans extended to our operating subsidiary Shandong Xiangrui or our affiliate Runyin Bio-chemical. In some cases, a related party is a guarantor to the loan agreement. In other cases, a related party has a direct or indirect interest in the entity that serves as a guarantor to the loan agreement. The requested changes have been made to the section entitled Transactions with Related Persons and Director Independence on page 39 of Amendment No. 1.

Our disclosure of related party transactions under pages F-18 and F-19 of Amendment No. 1, differs from our disclosure on page 39 of Amendment No. 1 because we have relied on Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 850, Related Party Disclosures. Our operating subsidiary Shandong Xiangrui and our affiliates are disclosed as related parties in the footnote to the financial statements because they are under common ownership or management control. Because Shandong Xiangrui and our affiliates share common management, Shandong Xiangrui’s operating results or financial position are significantly different from the results that would have otherwise been obtained if Shandong Xiangrui and our affiliates were autonomous. Therefore, our affiliates are considered to be related parties of Shandong Xiangrui and transactions among these entities are disclosed as transactions between related parties.

Market price, page 37
43.
With a view to clarifying disclosure, advise us on what basis you state that your common stock “is quoted on the OTC Bulletin Board,’ given the historical lack of any trading market for your common stock.

The language has been changed to state that “[o]ur common stock is eligible to trade” in the section entitled Market Information on page 40 of Amendment No. 1.

Description of Securities, page 38
44.
On page 38, you disclose that “[a]ll the outstanding shares of our common stock are fully paid and non-assessable.” You are not qualified to render this opinion. Please revise to attribute this statement to counsel or delete.

The relevant statement has been deleted in the section entitled Common Stock on page 40 of Amendment No. 1.
Unregistered Sales of Equity Securities, page 39
45.	We note that you issued shares to Mr. Xu pursuant to Rule 506 of Regulation D, but we are unable to locate a Form D filed with the Commission. Please advise.

The shares were issued in reliance on Section 4(2) of the Securities Act and not Rule 506 of Regulation D. Thus no Form D is necessary. The relevant statements have been deleted in the section entitled Item 3.02 Unregistered Sales of Equity Securities on page 41 of Amendment No. 1.

Exhibits
46.	It appears that many of your exhibits are summaries translated in to English. Please revise your exhibit index to clarify which items are summaries and/or translations.

The exhibits index has been revised in Amendment No. 1.

47.
Please note that contracts to which directors, officers, promoters, voting trustees or security holders named in a registration statement, report or other document are parties and contracts upon which a filer’s business is substantially dependent must be provided as full English translations. See Rules 12b-12(d)(1)(iv) and (v) of the Securities Exchange Act of 1934. Please revise accordingly.

The full English translations of the relevant contracts have been filed as Exhibits 10.1, 10.2, 10.8, 10.17, 10.20, 10.21, 10.23, 10.24, 10.25 and 10.26 to Amendment No. 1.

48.
It appears that you amended your certificate in Exhibit 3.5 of your Form 10 filed on August 27, 2010, and that the amount of authorized preferred stock was changed from 10,000 shares to 10,000,000 shares. Please revise or advise why you did not include the revised certificate in the exhibit index of your Form 8-K.

The Certificate of Correction has been filed in the proper electronic format as Exhibit 3.5 to Amendment No. 1.

49.
Please file Exhibits 3.1 and 3.2 in a proper electronic format. Please refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. We note that Exhibit 3.5 of your Form 10 filed on August 27, 20 10 is also in an improper format.

Exhibits 3.1 and 3.2 have been re-filed as Exhibits 3.6 and 3.7, respectively, to Amendment No. 1 and the Corporate Charter which was previously filed together with the Articles of Incorporation has been field separately as Exhibit 3.4 to Amendment No. 1. These Exhibits have been filed in the proper electronic format.

In addition, those documents which were filed previously in an improper electronic format including Exhibits 3.1, 3.2, 3.3 and 3.5, of Form 10 filed on August 27, 2010, have been re-filed as Exhibits 3.1, 3.2, 3.3, and 3.5, respectively, of Amendment No. 1 in the proper format.

50.	We note the reference to a legal opinion by Grandall on page 17. Please revise or advise regarding disclosure pursuant to Item 601 of Regulation S-K.

Grandall has not and will not issue a legal opinion with regard to the subject matter of the Form 8-K. The relevant wording has been amended in the section entitled If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC or other approval is required in connection with the reverse acquisition of Xiangrui , the reverse acquisition may be unwound, or we may become subject to penalties, on page 22 of Amendment No. 1.

51.
We note the reference on page six to corn supply agreements accounting for approximately 60% of the corn kernels consumed by you. It is unclear why the supply agreements are not filed as exhibits. Please revise or advise.

The summaries of English translations of the relevant four corn supply agreements were filed as Exhibits 10.12, 10.13, 10.14 and 10.15, respectively, to the Form 8-K. The full English translations of the relevant four corn supply agreements have been filed as Exhibits 10.23, 10.24, 10.25 and 10.26, respectively, to Amendment No. 1.

Financial Statements
General
52.	Please amend your Form 8-K to include updated interim pre-acquisition financial statements as of and for the three months ended March 31, 2011 and 2010. Refer to Exchange Act Rules 13a-1 and 13a-13.

The updated interim pre-acquisition financial statements have been filed with Amendment No. 1.
Balance Sheets, page F-3
53.
We note you present $4,709,815 and $545,967 as commitments and contingencies as of December 31, 2010 and 2009, respectively, on the face of your balance sheet. Please tell us the purpose of such disclosure or revise to remove.

This item has been removed.

54.
We note disclosure herein that the financial statements have been signed by three individuals, but such signatures are not present. Please revise to remove such disclosure or tell us why you believe it is appropriate to include these blank signature blocks.

The signature blocks have been removed.
Statements of Income, page F-4
55.	Please provide earnings per share data on the face of your statements of operations for all periods presented. Refer to FASB ASC 260-10-45.

This information has been provided in the Unaudited Pro Forma Consolidated Statements of Income on page 106 of Amendment No. 1.
Notes to Financial Statement
1. Corporate Information and Basis of Presentation, page F-9
56.
Please revise to disclose in detail how Xiangrui acquired its 100% interest in Tai’an Yisheng Management & Consulting Co., Ltd. (the WFOE). In your response. tell us how the transaction was accounted for and cite the supporting authoritative literature. In addition, disclose the ownership of each entity before and after the transaction.

The required information has been amended under Note 1 Corporate Information and Basis of Presentation of Notes to Condensed Financial Statements on page 79 of Amendment No. 1.
2. Summary of significant accounting policies
General
57.	Please revise to clarify how you assess the collectability of notes receivable.

This information has been amended under Note 2 Summary of Significant Accounting Policies of Notes to Condensed Financial Statements on page 81 of Amendment No. 1.
(d) Revenue recognition, page 9
58.
We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g., persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, revise to disclose the nature and amounts of revenue dilution (e.g., from product returns. Inventory credits. discounts for early payment, credits for product that is not sold by the expiration dates. and other allowances). Your accounting policy should explain how you assess returns of products. levels of inventory in the distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition. disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

This information has been disclosed under Note 2 Summary of Significant Accounting Policies of Notes to Condensed Financial Statements on page 83 of Amendment No. 1.
59.
Please revise to disclose where you record shipping and handling costs. If such costs are not included in cost of sales, please revise to disclose the amounts for each period presented, as applicable. Refer to FASB ASC 605-45-50-2.

This information has been disclosed under Note 2 Summary of Significant Accounting Policies of Notes to Condensed Financial Statements on page 83 of the Amendment No. 1.
18. Segment and Geographic Information, page F-22
60.
We note that you operate in one reportable segment. Please tell us whether your cornstarch and glucose product lines represent separate operating segments as defined in FASB ASC 280-10-50 and the basis of your determination. If they represent separate operating segments, please revise to include the disclosures required by FASB ASC 280- 10-50 and revise the analysis of your results of operations on page 25, as applicable.

The cornstarch and glucose share the same product line and facilities and they do not represent separate operating segments as defined in FASB ASC 280-10-50.
Pro Forma Financial Information
61.
Revise to provide pro forma financial information giving effect to the formation of Xiangrui Pharmaceutical International Limited (Xiangrui) and the reverse acquisition between Xiangrui and SMSA Treemont Acquisition Corp. Refer to Article 8-05 of Regulation S-X.

The Pro Forma financial information has been provided on pages 93 to 106 of Amendment No. 1.

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or the Amendment No. 1.

/s/ Guo Wang
Chief Executive Officer
cc: Wencai Pan (Chief Financial Officer)